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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

LIBERTY GLOBAL, INC.

(Name of Issuer)

SERIES A COMMON STOCK

(Title of Class of Securities)

530555101

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 35 pages

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,526,922(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,526,922(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,526,922(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.34%
12.	Type of Reporting Person (See Instructions) (PN)

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

(Page 2 of 35 Pages)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Advisory Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,526,922(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,526,922(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,526,922(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.34%
12.	Type of Reporting Person (See Instructions) (PN)

(1) (2)	Solely in its capacity as the sole general partner of SPO Partners II, L.P. Power is exercised through its sole general partner, SPO Advisory Corp.

(Page 3 of 35 Pages)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). San Francisco Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 553,519(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 553,519(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 553,519(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.28%
12.	Type of Reporting Person (See Instructions) (PN)

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

(Page 4 of 35 Pages)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SF Advisory Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 553,519(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 553,519(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 553,519(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.28%
12.	Type of Reporting Person (See Instructions) (PN)

(1) (2)	Solely in its capacity as the sole general partner of San Francisco Partners II, L.P. Power is exercised through its sole general partner, SPO Advisory Corp.

(Page 5 of 35 Pages)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Advisory Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 9,080,441(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,080,441(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,080,441(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.62%
12.	Type of Reporting Person (See Instructions) (CO)

(1)	Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 8,526,922 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 553,519 of such shares.

(2)	Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and William J. Patterson.

(Page 6 of 35 Pages)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John H. Scully
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 208,977(1)
	6.	Shared Voting Power 9,333,208(2)
	7.	Sole Dispositive Power 208,977(1)
	8.	Shared Dispositive Power 9,333,208(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,542,185(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.85%
12.	Type of Reporting Person (See Instructions) (IN)

(1)	Of these shares, 78,065 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as the trustee for the John H. Scully Living Trust, dated 10/1/03; 600 shares are held in Mr. Scully’s Individual Retirement Accounts, which are self-directed; and 130,312 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as controlling person, sole director and executive officer of Phoebe Snow Foundation, Inc.

(2)	Of these shares, 9,080,441 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp., and 252,767 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as the trustee for the John H. Scully Living Trust, dated 10/1/03 which is one of the general partners of Netcong Newton Partners, L.P.

(Page 7 of 35 Pages)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William E. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 305,514(1)
	6.	Shared Voting Power 9,111,755(2)
	7.	Sole Dispositive Power 305,514(1)
	8.	Shared Dispositive Power 9,111,755(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,417,269(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.79%
12.	Type of Reporting Person (See Instructions) (IN)

(1)	Of these shares, 200,000 shares are held in Mr. Oberndorf’s Individual Retirement Accounts, which are self-directed; 100,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership; and 5,514 shares are owned by Mr. Oberndorf’s minor children who share his household.

(2)	Of these shares, 9,080,441 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp; 17,228 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a trustee for the William and Susan Oberndorf Trust, dated 10/19/98; and 14,086 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a controlling person of Oberndorf Foundation, a family foundation.

(Page 8 of 35 Pages)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William J. Patterson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,087,441(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,087,441(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,087,441(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.62%
12.	Type of Reporting Person (See Instructions)

(1)	Of these shares, 9,080,441 shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of three controlling persons of SPO Advisory Corp, and 7,000 shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as a controlling person, director and executive officer of the Elizabeth R. & William J. Patterson Foundation.

(Page 9 of 35 Pages)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The John H. Scully Living Trust, dated 10/1/03
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 78,065(1)
	6.	Shared Voting Power 252,767(2)
	7.	Sole Dispositive Power 78,065(1)
	8.	Shared Dispositive Power 252,767(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,832(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.17%
12.	Type of Reporting Person (See Instructions) (OO)

(1)	Power is exercised through its trustee, John H. Scully.

(2)	Of these shares, 252,767 shares may be deemed to be beneficially owned by The John H. Scully Living Trust, dated 10/1/03 solely in its capacity as one of the general partners of Netcong Newton Partners, L.P.

(Page 10 of 35 Pages)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Phoebe Snow Foundation, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 130,312(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 130,312(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,312(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.07%
12.	Type of Reporting Person (See Instructions) (CO)

(1)	Power is exercised through its controlling person, sole director and executive officer, John H. Scully.

(Page 11 of 35 Pages)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Netcong Newton Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 252,767(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 252,767(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 252,767(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.13%
12.	Type of Reporting Person (See Instructions) (PN)

(1)	Power is exercised through one of its general partners, the John H. Scully Living Trust, dated 10/1/03.

(Page 12 of 35 Pages)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William and Susan Oberndorf Trust, dated 10/19/98
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 17,228(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 17,228(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,228(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.01%
12.	Type of Reporting Person (See Instructions) (OO)

(1)	Power is exercised through its trustees, William E. Oberndorf and Susan C. Oberndorf.

(Page 13 of 35 Pages)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oberndorf Family Partners
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 100,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 100,000(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.05%
12.	Type of Reporting Person (See Instructions) (PN)

(1)	Power is exercised through its sole general partner, William E. Oberndorf.

(Page 14 of 35 Pages)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oberndorf Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 14,086(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 14,086(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,086(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.01%
12.	Type of Reporting Person (See Instructions) (CO)

(1)	Power is exercised through its two directors, William E. Oberndorf and Susan C. Oberndorf.

(Page 15 of 35 Pages)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Elizabeth R. & William J. Patterson Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 7,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,000(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) **0.01%
12.	Type of Reporting Person (See Instructions) (CO)

(1)	Power is exercised through its controlling persons, directors and executive officers, William J. Patterson and Elizabeth R. Patterson.
**	Denotes less than.

(Page 16 of 35 Pages)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Betty Jane Weimer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,300
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,300
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,300
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) **0.01%
12.	Type of Reporting Person (See Instructions) (IN)

**	Denotes less than.

(Page 17 of 35 Pages)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward H. McDermott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 578(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 578(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 578(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) **0.01%
12.	Type of Reporting Person (See Instructions) (IN)

(1)	Of these shares, 38 shares are held in Mr. McDermott’s Individual Retirement Accounts, which are self-directed.
**	Denotes less than.

(Page 18 of 35 Pages)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brian Scully
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,500
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,500
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) **0.01%
12.	Type of Reporting Person (See Instructions) (IN)

**	Denotes less than.

(Page 19 of 35 Pages)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vincent Scully
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,740
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,740
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) **0.01%
12.	Type of Reporting Person (See Instructions) (IN)

**	Denotes less than.

(Page 20 of 35 Pages)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eli Weinberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 260(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 260(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 260(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) **0.01%
12.	Type of Reporting Person (See Instructions) (IN)

(1)	Of these shares, 5 shares are held in Mr. Weinberg’s 401(k) account, which is self-directed.
**	Denotes less than.

(Page 21 of 35 Pages)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). George Markov
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 200
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 200
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 200
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) **0.01%
12.	Type of Reporting Person (See Instructions) (IN)

**	Denotes less than.

(Page 22 of 35 Pages)

Item 1.

(a)	Name of Issuer Liberty Global, Inc.

(b)	Address of Issuer’s Principal Executive Offices 12300 Liberty Boulevard Englewood, Colorado 80112

Item 2.

(a)	Name of Person Filing

SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners II, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), John H. Scully (“JHS”), William E. Oberndorf (“WEO”), William J. Patterson (“WJP”), The John H. Scully Living Trust, dated 10/1/03 (“JHS Trust”), Phoebe Snow Foundation, Inc., a California corporation (“PS Foundation”), Netcong Newton Partners, L.P., a California limited partnership (“NNP”), the William and Susan Oberndorf Trust, dated 10/19/98 (“Oberndorf Trust”), Oberndorf Family Partners, a California limited partnership (“OFP”), The Oberndorf Foundation, a California corporation (“Oberndorf Foundation”), The Elizabeth R. & William J. Patterson Foundation, a California corporation (“Patterson Foundation”), Betty Jane Weimer (“BJW”), Edward H. McDermott (“EHM”), Brian Scully (“BS”), Vincent Scully (“VS”), Eli J. Weinberg (“EJW”) and George Markov (“GM”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp, JHS, WEO, WJP, JHS Trust, PS Foundation, NNP, Oberndorf Trust, OFP, Oberndorf Foundation, Patterson Foundation, BJW, EHM, BS, VS, EJW and GM are sometimes hereinafter referred to as the “Reporting Persons.”

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b), (c) Address of Principal Business Office or, if None, Residence; Citizenship of Reporting Persons
The principal business address of SPO is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO is a Delaware limited partnership.

The principal business address of SPO Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Partners is a Delaware limited partnership.

The principal business address of SFP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SFP is a California limited partnership.

(Page 23 of 35 Pages)

The principal business address of SF Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SF Advisory Partners is a Delaware limited partnership.

The principal business address of SPO Advisory Corp. is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Corp. is a Delaware corporation.

The principal business address of JHS is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is a citizen of the United States of America.

The principal business address of WEO is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WEO is a citizen of the United States of America.

The principal business address of WJP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WJP is a citizen of the United States of America.

The principal business address of the JHS Trust is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS Trust is a living trust, established for the benefit of JHS. Certain information with respect to JHS, the trustee for the JHS Trust, is set forth above.

The principal business address of PS Foundation is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. PS Foundation is a California corporation.

The principal business address of NNP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. NNP is a California limited partnership.

The principal business address of the Oberndorf Trust is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. The Oberndorf Trust is a living trust, established for the benefit of WEO and his wife, Susan C. Oberndorf. WEO and Ms. Oberndorf are the trustees of the Oberndorf Trust. Certain information with respect to WEO is set forth above. Ms. Oberndorf’s principal business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Ms. Oberndorf is a citizen of the United States of America.

The principal business address of OFP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. OFP is a California limited partnership.

The principal business address of Oberndorf Foundation is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Oberndorf Foundation is a California corporation.

The principal business address of the Patterson Foundation is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. The Patterson Foundation is a California corporation.

The principal business address of BJW is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. BJW is a citizen of the United States of America.

(Page 24 of 35 Pages)

The principal business address of EHM is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EHM is a citizen of the United States of America.

The principal business address of BS is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. BS is a citizen of the United States of America.

The principal business address of VS is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. VS is a citizen of the United States of America.

The principal business address of EJW is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EJW is a citizen of the United States of America.

The principal business address of GM is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. GM is a citizen of the United States of America.

(d)	Title of Class of Securities Series A Common Stock, par value $0.01 per share.

(e)	CUSIP Number: 530555101

Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): Not Applicable.

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

SPO Partners II, L.P.
SPO Advisory Partners, L.P.
San Francisco Partners II, L.P.
SF Advisory Partners, L.P.
SPO Advisory Corp.
John H. Scully
William E. Oberndorf
William J. Patterson
The John H. Scully Living Trust, dated 10/1/03
Phoebe Snow Foundation, Inc.
Netcong Newton Partners, L.P.
William and Susan Oberndorf Trust, dated 10/19/98	8,526,922 common shares
8,526,922 common shares
553,519 common shares
553,519 common shares
9,080,441 common shares
9,542,185 common shares
9,417,269 common shares
9,087,441 common shares
330,832 common shares
130,312 common shares
252,767 common shares
17,228 common shares

(Page 25 of 35 Pages)

Oberndorf Family Partners Oberndorf Foundation The Elizabeth R. & William J. Patterson Foundation Betty Jane Weimer Edward H. McDermott Brian Scully Vincent Scully Eli Weinberg George Markov	100,000 common shares 14,086 common shares 7,000 common shares 3,300 common shares 578 common shares 2,500 common shares 1,740 common shares 260 common shares 200 common shares

(b)	Percent of class:

SPO Partners II, L.P.
SPO Advisory Partners, L.P.
San Francisco Partners II, L.P.
SF Advisory Partners, L.P.
SPO Advisory Corp.
John H. Scully
William E. Oberndorf
William J. Patterson
The John H. Scully Living Trust, dated 10/1/03
Phoebe Snow Foundation, Inc.
Netcong Newton Partners, L.P.
William and Susan Oberndorf Trust, dated 10/19/98
Oberndorf Family Partners
Oberndorf Foundation
The Elizabeth R. & William J. Patterson Foundation
Betty Jane Weimer
Edward H. McDermott
Brian Scully
Vincent Scully
Eli Weinberg
George Markov

** Denotes less than	4.34% 4.34% 0.28% 0.28% 4.62% 4.85% 4.79% 4.62% 0.17% 0.07% 0.13% 0.01% 0.05% 0.01% **0.01% **0.01% **0.01% **0.01% **0.01% **0.01% **0.01%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

SPO Partners II, L.P.
SPO Advisory Partners, L.P.
San Francisco Partners II, L.P.
SF Advisory Partners, L.P.
SPO Advisory Corp.
John H. Scully
William E. Oberndorf
William J. Patterson
The John H. Scully Living Trust, dated 10/1/03
Phoebe Snow Foundation, Inc.
Netcong Newton Partners, L.P.
William and Susan Oberndorf Trust, dated 10/19/98
Oberndorf Family Partners
Oberndorf Foundation
The Elizabeth R. & William J. Patterson Foundation	8,526,922 common shares
8,526,922 common shares
553,519 common shares
553,519 common shares
9,080,441 common shares
208,977 common shares
305,514 common shares
0 common shares
330,832 common shares
130,312 common shares
252,767 common shares
17,228 common shares
100,000 common shares
14,086 common shares
7,000 common shares

(Page 26 of 35 Pages)

Betty Jane Weimer Edward H. McDermott Brian Scully Vincent Scully Eli Weinberg George Markov	3,300 common shares 578 common shares 2,500 common shares 1,740 common shares 260 common shares 200 common shares

(ii) Shared power to vote or to direct the vote:

SPO Partners II, L.P.
SPO Advisory Partners, L.P.
San Francisco Partners II, L.P.
SF Advisory Partners, L.P.
SPO Advisory Corp.
John H. Scully
William E. Oberndorf
William J. Patterson
The John H. Scully Living Trust, dated 10/1/03
Phoebe Snow Foundation, Inc.
Netcong Newton Partners, L.P.
William and Susan Oberndorf Trust, dated 10/19/98
Oberndorf Family Partners
Oberndorf Foundation
The Elizabeth R. & William J. Patterson Foundation
Betty Jane Weimer
Edward H. McDermott
Brian Scully
Vincent Scully
Eli Weinberg
George Markov	0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
9,333,208 common shares
9,111,755 common shares
9,087,441 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares

(iii) Sole power to dispose or to direct the disposition of:

SPO Partners II, L.P.
SPO Advisory Partners, L.P.
San Francisco Partners II, L.P.
SF Advisory Partners, L.P.
SPO Advisory Corp.
John H. Scully
William E. Oberndorf
William J. Patterson
The John H. Scully Living Trust, dated 10/1/03
Phoebe Snow Foundation, Inc.
Netcong Newton Partners, L.P.
William and Susan Oberndorf Trust, dated 10/19/98
Oberndorf Family Partners
Oberndorf Foundation
The Elizabeth R. & William J. Patterson Foundation
Betty Jane Weimer
Edward H. McDermott
Brian Scully
Vincent Scully
Eli Weinberg
George Markov	8,526,922 common shares
8,526,922 common shares
553,519 common shares
553,519 common shares
9,080,441 common shares
208,977 common shares
305,514 common shares
0 common shares
330,832 common shares
130,312 common shares
252,767 common shares
17,228 common shares
100,000 common shares
14,086 common shares
7,000 common shares
3,300 common shares
578 common shares
2,500 common shares
1,740 common shares
260 common shares
200 common shares

(Page 27 of 35 Pages)

(iv) Shared power to dispose or to direct the disposition of:

SPO Partners II, L.P.
SPO Advisory Partners, L.P.
San Francisco Partners II, L.P.
SF Advisory Partners, L.P.
SPO Advisory Corp.
John H. Scully
William E. Oberndorf
William J. Patterson
The John H. Scully Living Trust, dated 10/1/03
Phoebe Snow Foundation, Inc.
Netcong Newton Partners, L.P.
William and Susan Oberndorf Trust, dated 10/19/98
Oberndorf Family Partners
Oberndorf Foundation
The Elizabeth R. & William J. Patterson Foundation
Betty Jane Weimer
Edward H. McDermott
Brian Scully
Vincent Scully
Eli Weinberg
George Markov	0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
9,333,208 common shares
9,111,755 common shares
9,087,441 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares
0 common shares

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Instruction:  Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

            No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, or other proceeds from the sale of, the common shares held by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

            Not Applicable.

(Page 28 of 35 Pages)

Item 9.	Notice of Dissolution of Group.

            Not Applicable.

Item 10.	Certification.

            Not Applicable.

(Page 29 of 35 Pages)

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007 Date /s/ Kim M. Silva Signature Kim M. Silva Attorney-in-fact for:

SPO Partners II, L.P. (1)
SPO Advisory Partners, L.P. (1)
San Francisco Partners II, L.P. (1)
SF Advisory Partners, L.P. (1)
SPO Advisory Corp. (1)
John H. Scully (1)
William E. Oberndorf (1)
William J. Patterson (1)
The John H. Scully Living Trust, dated 10/1/03 (1)
Phoebe Snow Foundation, Inc. (1)
Netcong Newton Partners, L.P. (1)
William and Susan Oberndorf Trust, dated 10/19/98 (1)
Oberndorf Family Partners (1)
Oberndorf Foundation (1)
The Elizabeth R. & William J. Patterson Foundation (1)
Betty Jane Weimer (1)
Edward H. McDermott (1)
Brian Scully (1)
Vincent Scully (1)
Eli Weinberg (1)
George Markov (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity is filed as Exhibit B.

(Page 30 of 35 Pages)

EXHIBIT INDEX

Exhibit A B	Document Description Agreement Pursuant to Rule 13d-1(k) Power of Attorney

(Page 31 of 35 Pages)